Exhibit 12.1

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Fiscal Years Ended December 31,
	2008		2007		2006		2005		2004		2003
	(millions of dollars, except for ratios)

Profit	$904.8		$1,227.3		$1,496.0		$1,133.2		$906.8		$526.5
Add:
Provision for income taxes	393.4		537.0		679.3		640.4		461.4		279.0
Profit before taxes	$1,298.2		$1,764.3		$2,175.3		$1,773.6		$1,368.2		$805.5
Fixed Charges:
Interest expense (1)	299.5		387.0		303.6		187.8		134.3		137.1
Portion of rentals deemed interest	13.1		17.5		17.4		18.0		14.4		12.9
Total fixed charges:	$312.6		$404.5		$321.0		$205.8		$148.7		$150.0

Profit before provision for income taxes and fixed charges	$1,610.8		$2,168.8		$2,496.3		$1,979.4		$1,516.9		$955.5

Ratio of profit to fixed charges	5.15	x	5.36	x	7.78	x	9.62	x	10.20	x	6.37	x

(1)          Exclusive of interest, if any, paid to PACCAR Inc.